NoAct P.E. 12/31/13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



14005974

February 28, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-28-14

Jane Whitt Sellers
McGuireWoods LLP
jsellers@mcguirewoods.com

Re: Dominion Resources, Inc.
Incoming letter dated December 31, 2013

Dear Ms. Sellers:

This is in response to your letter dated December 31, 2013 concerning the shareholder proposal submitted to Dominion by the New York State Common Retirement Fund. We also have received a letter on the proponent's behalf dated February 10, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@gmail.com

February 28, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dominion Resources, Inc.
Incoming letter dated December 31, 2013

The proposal requests that the board authorize the preparation of a report on lobbying contributions and expenditures that contains information specified in the proposal.

We are unable to concur in your view that Dominion may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Dominion's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Dominion may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Tonya Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 10, 2014

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Dominion Resources regarding lobbying expenditures

Ladies and Gentlemen:

The Comptroller of the State of New York, Thomas P. DiNapoli, on behalf of the New York State Common Retirement Fund (the "Fund" or the "Proponent") has submitted a shareholder proposal to Dominion Resources ("Dominion" or the "Company") for inclusion in the 2014 proxy. I have been asked by the Proponent to respond to the Company's December 31, 2013 letter to the Securities and Exchange Commission ("SEC" or "SEC Staff") requesting no action relief ("Company letter").

I have reviewed the Proposal and the Company letter, as well as the relevant rules, and it is my opinion that the Proposal is not excludable by virtue of the rule. A copy of this letter is being emailed concurrently to Jane Whitt Sellers of McGuireWoods.

SUMMARY

The Proposal requests that Dominion issue a report, updated annually, disclosing certain information regarding direct and indirect lobbying expenditures and governance. *See full proposal,* Exhibit A.

The Company argues that the Proposal is excludable from the Company's 2014 Proxy Materials by virtue of Rule14a-8(i)(10), asserting that the Proposal has been substantially implemented by the Company. *See Company letter*, p. 3. Although the Company provides some information on its policies and procedures and decision-making process, it does not fulfill the guidelines or essential purpose of the Proposal in that:

1. The guidelines of the Proposal ask the Company to publish a list of lobbying payments in a report; instead, the Company provides a link by which users may search other websites for federal lobbying payments. It does not even provide such links for state lobbying payments. Anyone seeking to ascertain Dominion's *state* lobbying would have to undertake a search of state websites to determine the states in which the Company conducts lobbying, and whether those states have disclosure requirements and websites. The Company's website acknowledges that not all states require lobbying disclosure.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com • 413 549-7333 ph.

2. The Proposal asks the Company to list all payments made for indirect lobbying (i.e., lobbying engaged in by a trade association). Dominion provides a "subset" of such information – disclosing such payments only if: a payment exceeds $50,000 annually; the Company has been informed that a portion of those dues is used for lobbying; and, the recipient trade association is *not otherwise paying taxes* that would have otherwise been due from Dominion. The exceptions to indirect lobbying disclosure allow small and large lobbying expenditures through trade associations to be shielded from disclosure. Dominion's approach to this issue invites inherently incomplete and potentially misleading disclosures and as such, should preclude a finding of substantial implementation.

3. The Proposal asks for membership and contributions to tax-exempt groups that write model legislation. Dominion's disclosures do not appear to fully disclose such memberships and contributions. Instead, they are limited to trade associations. However, not all tax-exempt groups that write model legislation are trade associations. For example, the American Legislative Exchange Council (ALEC) is one of the leading organizations that writes and promotes model legislation, and which has been a focus of controversy in recent years. ALEC meeting minutes from 2010 noted Dominion's participation in its Energy, Environment and Agriculture Task Force *(See Exhibit C)*, yet the Company's 2010 lobbying expenditure disclosure does not identify membership in, nor contributions to, ALEC.

Therefore, Dominion's argument that it has substantially implemented the Proposal is without merit.

ANALYSIS

Neither the guidelines nor the essential purpose of the Proposal has been met by the Company's existing disclosures.

The Company asserts that the Proposal has been substantially implemented. In order for the Company to meet its burden of proving substantial implementation pursuant to Rule 14a-8(i)(10), it must show that its activities meet the guidelines and essential purpose of the Proposal. The Staff has noted that a determination that a company has substantially implemented a proposal depends upon whether a company's particular policies, practices, and procedures compare favorably with the guidelines of the proposal. *Texaco, Inc.* (Mar. 28, 1991). Substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed *both* the proposal's guidelines and its essential objective. See, e.g., *Exelon Corp.* (Feb. 26, 2010). Thus, when a company can demonstrate that it has already taken actions that meet most of the guidelines of a proposal and meet the proposal's essential purpose, the Staff has concurred that the proposal has been "substantially implemented." In the current instance, the Company has substantially fulfilled *neither* the guidelines nor the essential purpose of the Proposal.

A. **The Proposal is not excludable under Rule 14a-8(i)(10) because the Company's actions do not compare favorably with the guidelines of the Proposal.**

While the Company asserts that it has published some information regarding its policies and procedures governing lobbying and payments to tax-exempt organizations, and already discloses to government agencies some of its lobbying expenditures, the Proposal's guidelines and essential purpose require more than the limited actions taken by the Company.

The guidelines of the Proposal request that the Company prepare, and post to its website, an annual report that discloses Dominion's policies and procedures regarding direct and indirect lobbying and grassroots lobbying communications, including an itemization of payments and recipients for expenditures on all such lobbying, the Company's membership in and payments to any tax-exempt organizations that write and endorse model legislation, and a description of the decision-making process and oversight by management and the board for making the payments for direct and indirect lobbying and grassroots lobbying communications.

Based on the Company's current reporting model, shareholders will not find on the Dominion Resources website most of the data requested by the Proposal, such as a state lobbying expenditures, a reliably complete list of recipients of direct and indirect lobbying funds, and/or a complete disclosure of Company involvement in any tax-exempt organizations that write and endorse model legislation. Thus, the Company's actions taken to date do not compare favorably with the Proposal's guidelines.

B. **A comparison of the guidelines of the Proposal and the Company's disclosures demonstrates the Company has not substantially implemented the Proposal.**

1. **Disclosure of Policy and Procedures**

The first guideline of the Proposal requests that the Company disclose "policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications." The Proposal defines "grassroots lobbying communication" as a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is defined as lobbying engaged in by a trade association or other organization of which the Company is a member.

The Company asserts that it has satisfied the request for such a report, through the content of two webpages: https://www.dom.com/investors/corporate-governance/political-contributions.jsp and http://www.dominioncsr.com/aboutus/public_policy.php (together, the "Website Disclosures"). *Company Letter*, p. 4.

The disclosures on these web pages partially respond to some of the elements of the Proposal with vague descriptions of the overall structures of committees and oversight processes, but do not respond to the core concerns expressed in the Proposal.

The Proposal's underlying concern is clear: that absent transparency, full disclosure, and a system of accountability, the Company's lobbying expenditures may not be consistent with its expressed goals and in the best interests of shareholders and long-term value. The supporting statement makes it clear that of particular concern is Dominion's participation in trade associations such as the Chamber of Commerce and the public scrutiny drawn by the Company's direct state lobbying. The policies, as they are currently disclosed, shed little light on Company decision-making and standards regarding participation in trade associations or organizations with direct legislative influence. Without such information, shareholders cannot determine whether Dominion is effectively able to prevent Company funds from being used for lobbying efforts contrary to the Company's objectives or long-term interests.

2. Itemization of Lobbying Payments

The second element of the Proposal requests that the Company disclose "payments made by Dominion used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient."

The Company asserts that the requirement for disclosure of lobbying payments is met by its disclosure of two tables indicating contributions to political organizations and "various" payments to trade associations. *Company Letter*, p. 4 and 5. We will address direct and indirect lobbying expenditures separately below.

a. Federal direct lobbying expenditures

The response omits to mention that in order to see any *direct federal* lobbying expenditures, a shareholder would have to follow links to federal databases.

b. State direct lobbying expenditures

The Company's website addresses the issue of disclosure and data regarding direct state lobbying expenditures with a simple statement that:

> In many cases, State reports are made available for review on the applicable state agency website.

This means that as regards direct *state* lobbying expenditures, shareholders that wish to know the Company's expenditures are relegated to a hit or miss search of state websites to conduct a search for specific lobbying expenditures.[1] Note that the website not only fails to identify the

[1] https://www.dom.com/investors/corporate-governance/political-contributions.jsp The Company letter, page 5, also states that the company has been a longtime supporter of the Virginia Public Access Project, a nonprofit, nonpartisan organization dedicated to improving transparency and disclosure of funding sources for

states in which it conducts lobbying activities, but also acknowledges by the above-quoted language that some states do not require disclosure of lobbying expenditures at all. By the Company's own admission, information on those state websites is uneven at best, as are the federal disclosures, which do not, for instance, break down how much trade association lobbying is included in a company's federal lobbying report.

Moreover, by directing shareholders to outside sources, Dominion fails to meet the request of the Proposal for a single unified report presenting all of the data on its website. The Proposal is clear in the information that it seeks comprehensive disclosure related to direct and indirect lobbying and grassroots lobbying communications. Partial disclosures contained on federal and some state websites fail to meet this comprehensive goal.

The present case closely resembles the SEC Staff decision in *Abbott Laboratories* (February 8, 2012) where a nearly identical proposal was filed and arguments of substantial implementation were asserted by Abbott Laboratories ("Abbott") based on disclosures on external websites. Abbott had argued that its partial disclosure of policies and its lobbying expenditure disclosures to government agencies sufficed to implement the proposal in question. The SEC Staff rejected the argument that the company's partial measures constituted substantial implementation of the proposal. Similarly, Dominion's partial disclosures do not constitute substantial implementation of this Proposal and the Proposal is not excludable from the 2014 Proxy Materials on this basis. The Company has provided no precedents in which a proposal that seeks a company disclosure report on lobbying or other company expenditures has been found to be substantially implemented when based on requiring shareholders to do a trial and error search of sites elsewhere on the Internet.

In 2013, the Staff also faced a nearly identical proposal and claim of substantial implementation at *Marathon Oil* (January 22, 2013). As with the present Proposal, Marathon Oil also asserted substantial implementation through partial disclosures of lobbying expenditures on federal and state websites. The claim of substantial implementation was rejected by the Staff.

c. <u>Indirect lobbying expenditures</u>

The *Company letter,* p. 5, notes that the Company discloses political and lobbying expenditures in a table contained on its website. However, visiting the website one discovers that these disclosures are subject to material contingencies that render the existing disclosures inconsistent with the guidelines and substantial purpose of the proposal.

Specifically, the disclosure explicitly excludes payments of $50,000 or less annually and amounts for which a trade association directly pays tax on the taxable portion of Dominion's payment. The Company's response to this element neglects the essential purpose

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state elections. While shareholders may approve of such support, it does not equate to fulfillment of the requirements of the proposal to disclose direct state lobbying expenditures in the states in which the Company conducts lobbying.

of the Proposal for complete disclosure of such contributions to these organizations, as discussed in the supporting statement. The link for the table is at https://www.dom.com/investors/corporate-governance/political-contributions.jsp

The website states that:

> As part of our continued commitment to good governance and transparency, we are pleased to provide a voluntary report of corporate contributions made to 527 organizations. We are also providing a report, based upon information when provided by a trade association, of the lobbying portion of payments and dues to trade organizations that if made directly by Dominion would not be deductible under section 162(e) of the Internal Revenue Code.

A footnote to the table on each annual donations page states:

> Reported amount represents the estimated portion of Dominion's dues or payment that if made directly by Dominion would not be deductible under section 162(e) of the Internal Revenue Code and is based upon information requested and received by Dominion. **Reported amounts do not include amounts for which the trade association directly pays tax on the portion that is not deductible under section 162(e) of the Internal Revenue Code.** (emphasis added)[2]

This loophole means that the Company may not disclose large donations for grassroots lobbying in those instances in which a trade association agrees to pay taxes directly on the portion that is not deductible. This would make existing disclosures highly misleading, and inconsistent with the essential purpose of the proposal to provide complete and accurate disclosure of direct and indirect lobbying expenditures.

Recent shareholder experience with another company, Aetna, demonstrates the problem of excluding certain payments from the definition of lobbying, which can lead to materially misleading disclosures. Although Aetna discloses certain lobbying expenditures and contributions to trade associations, and has discussed this in its proxy statement in opposition to a proposal similar to the current one, it allegedly omitted to disclose certain large contributions to a grassroots advertising campaign in opposition to the Affordable Care Act. Large Aetna contributions to two organizations involved in grassroots lobbying, the American Action Network and the Chamber of Commerce, were recently disclosed *accidentally* to the National Association of Insurance Commissioners, resulting in a shareholder lawsuit alleging violations of Rule 14a-9, false and misleading statements on the proxy statement.[3] It had argued in its opposition statement for a proposal similar to the present one that its existing disclosures were adequate. For a description of the AETNA suit, see Exhibit B.

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[2] https://www.dom.com/investors/corporate-governance/pdf/2012-political-contributions.pdf

[3] The complaint in the suit appears at http://www.citizensforethics.org/page/-/PDFs/Silberstein%20v.%20Aetna/12-10-13_Silberstein_v_Aetna_Complaint.pdf?nocdn=1

Reviewing disclosures regarding trade association payments on the Dominion Resources website, there are anomalies in disclosure that raise the question of whether a similar pattern of incomplete disclosure may exist in the Company's own disclosures in light of the footnote exception for certain donations. The Company's listed lobbying payments to the Chamber of Commerce appear sporadically on its website. It reports $100,000 dollars in 2009 and no payments during 2010 and 2011, and then $137,000 in payments in 2012. Because the Company has acknowledged that it does not list the payment *if taxes were paid by recipient trade associations*, shareholders cannot rely on this disclosure for complete information. From the standpoint of shareholders the distinction of which entity pays the taxes is not relevant, especially where a large donation may have been made.

This large loophole is sufficient to demonstrate that shareholders are not given complete disclosure and, therefore, precludes the Company's ability to argue that it has substantially implemented the Proposal.

3. Participation in tax-exempt organizations that prepare model legislation

The third element of the Proposal requests that the Company disclose its "membership in and payments to any tax-exempt organization that writes and endorses model legislation." The *Company letter*, page 5, (item 3), asserts that its ***trade association*** disclosures have implemented this element of the proposal. In addition to the issue raised above regarding the potential incompleteness of those disclosures made by the Company under the heading of "Lobbying Portion of 2012 Trade Association Dues and Payments," some organizations that write and endorse model legislation are not trade associations and therefore would logically not be addressed in trade association disclosures.

Indeed, available information suggests that Dominion has participated in at least one such organization that is not disclosed in those website materials and is not considered a trade association. A key example of the type of nonprofit organization that drafts model legislation is mentioned in the Proposal's supporting statement, the American Legislative Exchange Council (ALEC).[4] ALEC's organizational minutes show Dominion participation in a meeting of the ALEC Energy, Environment and Agriculture Task Force (See Exhibit C).

The *Company letter*, p. 5, notes that the Company "has not taken the exact action requested by the Proponent in regard to this element." Apparently, this is because Dominion discloses only certain *trade association* payments, but not payments to organizations such as

[4] This organization has drawn quite a bit of public fire in recent years due to its model legislation reportedly opposing limits on semiautomatic weapons, undermining environmental regulations and denying climate change, supporting school privatization, undercutting health care reform, defunding unions, allegedly suppressing voters, and many other issues. As of November 2013, at least 50 corporations had resigned their membership in ALEC because of ALEC's role, and the public attention and/or reputational harm resulting therefrom, in controversies involving companies, such as McDonald's, Kraft, Pepsi, Coca-Cola, Intuit, General Electric, Western Union, Sprint Nextel, Symantec, Reckitt Benckiser Group, and Entergy.
http://sourcewatch.org/index.php?title=Corporations_that_Have_Cut_Ties_to_ALEC

ALEC, which are not considered trade associations. As such, this element of the proposal is not substantially implemented.

The thrust of the Proposal as a whole is to address areas where the Company may be taking action inconsistent with its long-term interests. With respect to tax exempt organizations that prepare model legislation, other corporations have identified such a lack of alignment and have acted on the issues. The Proponent believes, and the proposal guidelines are intended to ensure, that shareholders should have clear disclosure of whether Dominion is participating as a member in ALEC or other similar organizations, the level of its contributions, and whether and how the Company is ensuring that such participation aligns with the Company's long-term interests and public reputation. This information is not available on the Company's website.

4. <u>Oversight and decision-making processes</u>

The fourth and final element of the Proposal requests that the Company disclose a "description of the decision making process and oversight by management and the Board for making payments" used for direct or indirect lobbying or grassroots lobbying communications.

The Company argues that this element has been satisfied by its disclosures discussed above and on its website. *See Company Letter*, p. 6. Although the Company discloses some information about its decision-making infrastructure, one would be unable to discern how and whether the Company is addressing its oversight of indirect lobbying in particular, and preventing the potential for lobbying positions by affiliated trade associations that could undermine the Company's long-term interests.

Viewing the Company's disclosures in their entirety, the partial disclosures by the company do not add up to substantial implementation.

Assessing the disclosures in their entirety, they do not add up to substantial implementation. A company can do reporting on an issue and still not substantially implement the proposal seeking a report within the same issue area. For instance, in *Chesapeake Company* (April 13, 2010), Chesapeake asserted that its extensive web publications constituted "substantial implementation" of the proposal on natural gas extraction. However, the proponents argued that the proposal could not be substantially implemented if the company failed to address most of the core issues it raised. The SEC Staff concluded that despite a volume of writing by the company on hydraulic fracturing, the matter was not substantially implemented. The same failing exists in the present circumstance – there is some disclosure on the general topic of the proposal, but not enough to meet the Proposal's guidelines.

The decision in *Southwestern Energy* (March 15, 2011) illustrates why the Company cannot successfully assert substantial implementation without meeting the Proposal's disclosure guidelines. Southwestern Energy had asserted substantial implementation of a political contributions disclosure proposal that followed a similar model to the current Proposal, including accounting of direct and indirect expenditures. However, Southwestern Energy only disclosed direct expenditures and therefore the SEC Staff found that the proposal was not excludable. Similarly, in the present case, the Company's reporting does not fulfill the request of the proposal to report "Payments by Dominion... in each case including the amount of the payment and the recipient."

Failure of the Company to provide a coordinated and comprehensive disclosure is a basis for finding lack of substantial implementation. The Company's current reporting model requires anyone who wishes to obtain information on the Company's lobbying expenditures to search out the information on various websites on the Internet, and thereby gather the information that would be contained in a report requested by the Proposal.

The Company cites *General Electric* (February 24, 2011) in support of exclusion, but in that case the company had addressed the essential objective of each guideline of the proposal regarding lobbying activities through public disclosures on its own website. General Electric successfully argued for reconsideration, because it was able to go through each of the points in the proposal and show how it had been essentially implemented. This is not the case with the current Proposal, where the Company has not provided the information on its website for at least two of the four elements of the Proposal. Thus, the present matter is more like *Nike, Inc.* (July 5, 2012) where Nike's failure to provide a breakdown of itemized political contributions, as was requested in that proposal, led the SEC Staff to find that the company had not substantially implemented the proposal.

If the Company were able to document that all of the information requested by the guidelines of the proposal was effectively disclosed somewhere on its website, then it might be more successful in asserting substantial implementation. Currently, it cannot make such a case.

CONCLUSION

The Commission has made it clear that under Rule 14a-8(g) "the burden is on the company to demonstrate that it is entitled to exclude a proposal." The Company has not met the burden of demonstrating that the Proposal is excludable under Rule 14a-8(i)(10).

Therefore, we request that the SEC Staff inform the Company that the SEC proxy rules require denial of the Company's No Action Request Letter. Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

EXHIBIT A
Text of the Shareholder Proposal

Whereas, corporate lobbying exposes our company to risks that could affect Dominion's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of Dominion's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Dominion Resources ("Dominion") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Dominion used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Dominion's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Dominion is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

Dominion discloses portions of trade association payments used for lobbying on its website but also states the disclosure does "not include amounts for which the trade association directly pays tax on the portion that is not deductible." Shareholders have no way to know if Dominion is making additional payments that are used to lobby but not disclosed. Dominion lists memberships in the Chamber of Commerce, which is characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist,* April 21, 2012), having spent more than $1 billion on lobbying since 1998.

Dominion spent approximately $3.54 million in 2011 and 2012 on direct federal lobbying activities (opensecrets.org). These figures do not include state lobbying expenditures, where Dominion has drawn attention for its lobbying ("HB 129, the Solar Bill, Killed by Virginia's utilities," *The Examiner,* March 2, 2012). Dominion does not disclose membership in or contributions to tax-exempt organizations that write and endorse model legislation, such as Dominion's service on the Energy, Environment and Agriculture Task Force of the American Legislative Exchange Council (ALEC). At least 50 companies, including Entergy and EnergySolutions, have publicly left ALEC because their business objectives and values did not align with ALEC's activities.

EXHIBIT B
AETNA DISCLOSURE CONTROVERSY

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December 10, 2013

CREW Files Lawsuit Against Aetna for Misleading Proxy Statements

Lawsuits (http://www.domain.com//pages/category-results/c/lawsuits2) , 501c Groups (http://www.domain.com//pages/category-results/c/501c-groups) , Aetna (http://www.domain.com//pages/category-results/c/aetna) , Campaign Finance Reform (http://www.domain.com//pages/category-results/c/campaign-finance-reform) , Corporate (http://www.domain.com//pages/category-results/c/corporate) , Elections (http://www.domain.com//pages/category-results/c/elections) , Federal Agencies (http://www.domain.com//pages/category-results/c/federal-agencies) , Securities and Exchange Commission (SEC) (http://www.domain.com//pages/category-results/c/securities-and-exchange-commission-sec) , Legal (http://www.domain.com//pages/category-results/c/legal) , Lawsuits (http://www.domain.com//pages/category-results/c/lawsuits), Organizations (http://www.domain.com//pages/category-results/c/organizations), American Action Network (http://www.domain.com//pages/category-results/c/american-action-network), US Chamber Watch (http://www.domain.com//pages/category-results/c/us-chamber-watch), Transparency (http://www.domain.com//pages/category-results/c/transparency), Press Releases (http://www.domain.com//pages/category-results/c/press-releases), Silberstein v. Aetna (http://www.domain.com//pages/category-results/c/silberstein-v-aetna)


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Washington, D.C. — Today, Citizens for Responsibility and Ethics in Washington (CREW), on behalf of Stephen W. Silberstein, an Aetna, Inc. shareholder, filed a lawsuit against Aetna, its chairman, CEO, and president Mark T. Bertolini, and its board of directors in the United States District Court for the Southern District of New York for violating the Securities Exchange Act of 1934 by sending out false and misleading proxy statements to shareholders in 2012 and 2013.

Click here to read the complaint against Aetna for misleading shareholders. (http://www.citizensforethics.org/page/-/PDFs/Silberstein%20v.%20Aetna/12-10-13_Silberstein_v_Aetna_Complaint.pdf?nocdn=1)

Section 14a of the Exchange Act prohibits companies from providing inaccurate information in proxy statements to procure votes for or against shareholder proposals. Aetna's proxy statements included inaccurate information and omitted material information about the company's political activities to persuade shareholders to oppose a proposal offered by the Service Employees International Union Master Trust (SEIU) in 2012 and another offered by the Unitarian Universalist Association of Congregations (UUAC) in 2013.

"Aetna pretends to be a model of corporate transparency, but in truth, shareholders have almost no idea which dark money groups the company is funding or how much it is contributing," said CREW Executive Director Melanie Sloan. "Aetna tried to hide its nearly $8 million in contributions to the American Action Network and the Chamber of Commerce to influence the 2012 elections. Who knows where else Aetna has been funneling money?"

In recommending a vote against SEIU's proposal, Aetna agreed "transparency and accountability with respect to political expenditures are important," but explained this "is why the Company publishes its Political Contributions and Related Activity Report" on its website. Aetna also claims its board of directors reviews those reports and that the reports are easily discovered on the company's website.

In reality, Aetna has disclosed inaccurate information in those reports, which are hard to locate on the company's website. The tax forms of the Republican and Democratic Governors Associations indicate Aetna contributed far more to those groups than it reported between 2006 and 2012. Aetna also claimed its 2011 contribution to the Chamber of Commerce was for "voter education," when the money was spent to run negative ads in hotly contested congressional elections, and the contribution to the American Action Network was not reported at all. Additionally, Aetna's board reviews only that information included in the reports, meaning the board — like the public — remains in the dark about all contributions not specifically listed in the reports.

"Securities law requires proxy statements to honestly, openly, and candidly state all the material facts. By directing shareholders to inaccurate contribution reports to persuade them the offered resolutions were unnecessary, Aetna crossed the line and violated the law," continued Sloan.

The lawsuit asks the court to order Aetna to fully disclose its political contributions, to void the 2012 and 2013 shareholder votes, and to require the company to include the proposals offered by SEIU and UUAC in its 2014 proxy statement.

Click here to read our complaint against Aetna for misleading shareholders. (http://www.citizensforethics.org/page/-/PDFs/Silberstein%20v.%20Aetna/12-10-13_Silberstein_v_Aetna_Complaint.pdf?nocdn=1)

Learn more about the lawsuit. (http://www.citizensforethics.org/index.php/lawsuits/entry/silberstein-v-aetna/)

6/14/12: Aetna Hides $7 Million in Political Spending; CREW Calls for Greater Disclosure (http://www.citizensforethics.org/press/entry/aetna-political-spending-american-action-network-chamber-of-commerce)

10/12/12: Aetna's Transparency Problem (http://www.citizensforethics.org/blog/entry/aetnas-transparency-problem)

Citizens for Responsibility and Ethics in Washington (CREW) is a non-profit legal watchdog group dedicated to holding public officials accountable for their actions. For more information, please visit www.citizensforethics.org (www.citizensforethics.org) or contact Derrick Crowe at 202.408.5565 or dcrowe@citizensforethics.org (mailto:dcrowe@citizensforethics.org).


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EXHIBIT C

ATTENDEE LIST FROM AMERICAN LEGISLATIVE EXCHANGE COUNCIL ENERGY, ENVIRONMENT AND AGRICULTURE TASK FORCE MEETING 2010


ALEC
AMERICAN LEGISLATIVE EXCHANGE COUNCIL

MEMORANDUM

TO: ENERGY, ENVIRONMENT AND AGRICULTURE TASK FORCE MEMBERS
FROM: CLINT WOODS, TASK FORCE DIRECTOR
DATE: October 27, 2010
RE: 35-DAY MAILING—STATES AND NATION POLICY SUMMIT

The American Legislative Exchange Council will host its **States and Nation Policy Summit (SNPS) on December 1 – 3 in Washington, DC at the Grand Hyatt.** If you have not yet registered for this meeting, please go to www.alec.org.

The following meetings are of interest to members of the Energy, Environment and Agriculture Task Force:

Wednesday, December 1

- Energy Subcommittee (8:30am – 10:00am)
- Environmental Health & Regulation Subcommittee (10:15am – 11:45am)

Thursday, December 2

- Workshop VI – EPA's Regulatory Assault: Higher Prices, Fewer Jobs, Less Energy (11:00am – 12:15pm)
- Energy, Environment and Agriculture Task Force meeting (2:30pm – 5:30pm)

Friday, December 3

- Workshop IX – A Tax in Sheep's Clothing: How Extended Producer Responsibility Mandates can Hurt Consumers and Business (11:00am – 12:15pm)

The following materials are attached:

- Agenda for the Energy, Environment and Agriculture Task Force Meeting (1 page)
- Agenda for Subcommittee Meetings (2 pages)
- Annual Meeting Agenda-at-a-Glance (2 pages)
- Workshop Advertisements (2 pages)
- Energy, Environment and Agriculture Task Force Roster (6 pages)
- Annual Meeting Task Force Meeting Minutes (2 pages)
- Scholarship Policy by Meeting (1 page)
- ALEC Task Force Operating Procedures (12 pages)
- ALEC Mission Statement (1 page)
- Attendee Registration Housing Form (1 page)
- Spouse/Guest Registration Housing Form (1 page)
- Model Legislation

Hotel information: The **Grand Hyatt Washington** is located at 1000 H Street NW, Washington, D.C. Telephone: (202) 582-1234. Website: www.grandwashington.hyatt.com

(Continued on next page)

Energy, Environment and Agriculture Task Force Roster

	First	Last	Organization	Title	City	St	Phone	Email	Member
Rep.	Curtis	Blackwood	North Carolina General Assembly	Representative	Matthews	NC	(919) 733-2406	Curtisb@ncleg.net; blackwoodla@ncleg.net	Legislative Member
Ms.	Sano	Blocker	Energy Future Holdings	Sr. Vice President, Public Affairs	Dallas	TX	(214) 812-4720	sblocker@energyfutureholdings.com	Private Sector Member (M1)
Mr.	Robert	Blue	Dominion	Managing Director, State Affairs	Richmond	VA	(804) 771-4517	Robert.m.blue@dom.com	Private Sector Member (M2)
Mr.	Kevin	Boardman	PacifiCorp	Government Affairs	Salt Lake City	UT	(801) 220-6818	Kevin.Boardman@PacifiCorp.com	Private Sector Member (M1)
Rep.	Brian	Bosma	Indiana Legislature		Indianapolis	IN	(317) 232-9604	H88@in.gov	Legislative Member
Rep.	Bill	Callegari	Texas Legislature	Representative	Houston	TX	(512) 463-0528	bill.callegari@house.state.tx.us	Legislative Member
Mr.	Chad	Calvert	BP	Director, Government and Public Affairs	Denver	CO	(303) 830-3254	chad.calvert@bp.com	Private Sector Member (M2)
Mr.	Mike	Cantrell	Continental Resources, Inc.	Director of Government Affairs	Ada	OK	(405) 206-4444	sheilaholmes@contres.com	Private Sector Member (M1)
Mr.	Jeff	Case	CropLife America	Senior Director, Government Affairs	Washington	DC	(202) 368-2560	jcase@croplifeamerica.org	Private Sector Member (M1)
Rep.	Pat	Childers	Wyoming Legislature	Representative	Cody	WY		childers@house.wyoming.com	Alternate
Rep.	Warren	Chisum	Texas Legislature		Pampa	TX	(512) 463-0736	warren.chisum@house.state.tx.us	Legislative Member
Mr.	Chuck	Claunch	Duke Energy Corporation	Regional Director, South Carolina	Columbia	SC	(803) 370-2339	Chuck.Claunch@duke-energy.com	Private Sector Member (M2)
Mr.	Joseph	Cleary	Bayer HealthCare	Director, State Government Affairs	Braintree	MA	(781) 356-0164	joseph.cleary.b@bayer.com	Private Sector Member (M1)

Energy, Environment and Agriculture Task Force Roster

	First	Last	Organization	Title	City	St	Phone	Email	Member
Rep.	James	McNeil	Vermont Legislature		Rutland Town	VT	(802) 828-2247	jmcneil@leg.state.vt.us	Legislative Member
Rep.	Frank	McNulty	Colorado Legislature	State Representative	Highlands Ranch	CO	(303) 866-2936	frank@frankmcnulty.com	Legislative Member
Ms.	Jennifer	Mendez	The Carpet and Rug Institute	Director, Government Relations	Arlington	VA	(703) 875-0634	jmendez@carpet-rug.org	Private Sector Member (M1)
Rep.	Ray	Merrick	Kansas Legislature	House Majority Leader	Topeka	KS	(785) 296-7662	ray.merrick@house.ks.gov	Alternate
Del.	Carol	Miller	West Virginia Legislature	State Representative	Huntington	WV	(304) 340-3176	carolmil@mail.wvnet.edu	Legislative Member
Rep.	Lawrence	Miller	Connecticut General Assembly	Representative	Stratford	CT	(860) 240-8700	Lawrence.Miller@housegop.state.ct.us	Legislative Member
Mr.	Craig	Mischo	Bayer HealthCare	Sr. Regional Manager, SGA	Woodbury	MN	(651) 714-0316	craig.mischo.b@bayer.com	Private Sector Member (M2)
Sen.	Tommy	Moffatt	Mississippi Legislature	Senator	Jackson	MS	(601) 359-[illegible]	[illegible]MA & OMB Memorandum M-07-16 ***	Legislative Member
	Julie	Moore	Occidental Oil & Gas Co.	Vice Pres., Gov't Affairs	Austin	TX		julie_moore@oxy.com	Private Sector Member (M2)
Rep.	Robert	Moore	Arkansas General Assembly	State Representative	Little Rock	AR	(501) 682-2920	moorer@arkleg.state.ar.us	Legislative Member
Mr.	Michael	Morgan	Koch Companies Public Sector, LLC	Consultant	Andover	KS	*** FISMA & OMB Memorandum M-07-16 ***		Private Sector Member (M1)
Mr.	Thomas	Moskitis	American Gas Association	Managing Director, External Affairs	Washington	DC	(202) 824-7031	tmoskitis@aga.org	Co-Chair
Mrs.	Carolyn	Moss	Dominion Resources Services Inc.	Managing Director, Mid Atlantic State & Local Affairs	Herndon	VA	(703) 375-5960	carolyn.moss@dom.com	Private Sector Member (M1)
Mr.	Andrew	Moylan	National Taxpayers Union	Director of Government Affairs	Alexandria	VA	703-683-5700	amoylan@ntu.org	Private Sector Member (M2)
Ms.	Charlene	Murdock	MDU Resources Group, Inc.	WY Government Affairs Representative	Gillette	WY	(307) 670-3961	charlene.murdock@mduresources.com	Private Sector Member (M2)

AMERICAN LEGISLATIVE EXCHANGE COUNCIL

ALEC

Energy, Environment and Agriculture Task Force Meeting
ALEC's 2010 Annual Meeting
August 7, 2010
Meeting Minutes

In attendance:

Rep. Jim Ellington, MS
James Taylor, Heartland
Rep. Tom Lockhart, WY
Carolyn Moss, Dominion
Nick Dranias, Goldwater
Rep. Paul Bandy, NM
Rep. James Strickler, NM
Todd Myers, WPC
John Stevenson, NTU
Sen. Ralph Okerlund, UT
Sen. Tom Niehaus, OH
Rep. Betty De Boef, Iowa
Rep. Bette Grande, ND
Sen. Bob Marshall, KS
Rep. Brenda Heller, ND
Jeanelle McCain, Progress Energy
Rep. Frank Pratt, AZ
Rep. Rebecca Lockhart, UT
David Roznowski, LyondellBasell
Rep. Randy Weber, TX
Rep. Larry Miller, CT
Donna Gelhart, International Paper
Jenn Mendez, Carpet and Rug
Russell Smoldon, Salt River Project
Rep. Russ Jones, AZ
Mike McGarey, NEI
Rep. Harvey Morgan, VA
Rep. Larry Powell, KS
Sen. Ralph Ostmeyer, KS
Sen. Tommy Moffatt, MS
Sen. Perry Lee, MS
Mario Loyola, TPPF
Sen. Michael Lamoureux, Arkansas

Myron Ebell of CEI spoke on "The Politics of EPA Regulation of Greenhouse Gas Emissions"

Dr. Wallace Walrod of Fueling California spoke on "Energy Policy and Fuel Prices in California"

Assemblyman Dan Logue (CA) spoke on "The Effort to Suspend California's Global Warming Law (Proposition 23)"

Phil Powell of Dominion spoke on Dominion's Smart Meters

Eminent Domain Authority for Federal Lands Act, State Sovereignty through Local Coordination Act, and *Decentralized Land Use Regulation for Rural Counties* passed by unanimous vote.

John Indall of Uranium Producers of America spoke on "Uranium Supply and Production"

David Asti of Southern California Edison spoke on "Adverse Regulation of Power Plant Water Use"

AMERICAN LEGISLATIVE EXCHANGE COUNCIL

ALEC

American Legislative Exchange Council
TASK FORCE OPERATING PROCEDURES

I. MISSION OF TASK FORCES

Assume the primary responsibility for identifying critical issues, developing ALEC policy, and sponsoring educational activities which advance the Jeffersonian principles of free markets, limited government, federalism, and individual liberty. The mission will be accomplished through a non-partisan, public and private partnership between ALEC's legislative and private sector members in the specific subject areas assigned to the Task Force by the Board of Directors.

II. TASK FORCE RESPONSIBILITIES

A. Task Forces have the primary responsibility for identifying critical issues and developing ALEC's official policy statements and model legislation appropriate to the specific subject areas of the Task Force.

B. Task Forces serve as forums for an exchange of ideas and sharing of experiences between ALEC's state legislator and private sector members.

C. Task Forces are responsible for developing and sponsoring the following educational activities appropriate to the specific subject area of the Task Force:

- publications that express policy positions, including, but not limited to State Factors and Action Alerts;
- educational communication and correspondence campaigns;
- issue specific briefings, press conferences and press campaigns;
- witness testimony and the activities of policy response teams;
- workshops at ALEC's conferences; and
- specific focus events.

D. The Executive Director is to ~~Task Forces are responsible for~~ developing an annual budgets, which shall include expenses associated with Task Force meetings and educational activities. A funding mechanism to finance all meetings and educational activities proposed by Task Forces must be available before they can be undertaken.

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Tel 804.775.1000
Fax 804.775.1061
www.mcguirewoods.com

Jane Whitt Sellers
Direct: 804.775.1054

McGUIREWOODS

jsellers@mcguirewoods.com
Direct Fax: 804.698.2170

December 31, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. – Exclusion of Shareholder Proposal Submitted by the New York State Common Retirement Fund Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client Dominion Resources, Inc., a Virginia corporation ("Dominion" or the "Company"), and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC") advise the Company that it will not recommend any enforcement action to the SEC if the Company omits from its proxy materials to be distributed in connection with its 2014 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") and supporting statement submitted to the Company on November 13, 2013, by the New York State Common Retirement Fund (the "Proponent"). References to a "Rule" or to "Rules" in this letter refer to rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the SEC no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

The Company anticipates that its Proxy Materials will be available for mailing on or about March 21, 2014. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to the Proponent any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved, the shareholders of Dominion Resources ("Dominion") request the Board authorize the preparation of a report, updated annually, disclosing:
>
> 1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
> 2. Payments by Dominion used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
> 3. Dominion's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
> 4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.
>
> For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Dominion is a member.

A copy of the Proposal and supporting statement, as well as the related correspondence regarding the Proponent's share ownership, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

DISCUSSION

Rule 14a-8(i)(10) - The Proposal may be excluded because the Company has already substantially implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The SEC has stated that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." SEC Release No. 34-12598 (July 7, 1976). To be excluded, the proposal does not need to be implemented in full or exactly as presented by the proponent. Instead, the standard for exclusion is substantial implementation. Exchange Act Release No. 40018 (May 21, 1998).

The Staff has stated that, in determining whether a shareholder proposal has been substantially implemented, it will consider whether a company's particular policies, practices, and procedures "compare favorably with the guidelines of the proposal." *Medtronic, Inc.* (June 13, 2013); see e.g., *Whole Foods Market, Inc.* (November 14, 2012), *Starbucks Corp.* (November 27, 2012), and *Texaco, Inc.* (March 28, 1991). The Staff has permitted companies to exclude proposals from their proxy materials pursuant to Rule 14a-8(i)(10) where a company satisfied the essential objective of the proposal, even if the company did not take the exact action requested by the proponent or implement the proposal in every detail or if the company exercised discretion in determining how to implement the proposal. See, e.g., *Walgreen Co.* (September 26, 2013) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting an amendment to the company's organizational documents that would eliminate all super-majority vote requirements, where such company eliminated all but one such requirement) and *Johnson & Johnson* (February 19, 2008) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting that the company's board of directors amend the bylaws to permit a "reasonable percentage" of shareholders to call a special meeting where the proposal states that it "favors 10%" and the company planned to propose a bylaw amendment requiring at least 25% of shareholders to call a special meeting). See also *Hewlett-Packard Company* (December 11, 2007), *Anheuser-Busch Cos., Inc.* (January 17, 2007), and *Bristol-Myers Squibb Co.* (March 9, 2006).

In a number of instances, the Staff has permitted the exclusion of proposals where the company already discloses a report that addresses the underlying concerns of the shareholder proposal at issue. See *Target Corp.* (March 26, 2013) (allowing the exclusion of a proposal requesting that senior management state its philosophy regarding policies (including with regard to lobbying) on "sustainable" activities that have the potential to reduce the company's bottom line and noting that the company's "policies, practices and procedures, as well as its public disclosures, compare favorably with the guidelines of the proposal"), *Dominion Resources, Inc.* (February 5, 2013) (allowing the exclusion of a proposal requesting that the company's board make available a report addressing the company's plans for deploying wind turbines, where the company already made available such information pursuant to regulatory reporting requirements), and *MGM Resorts International* (February 28, 2012) (allowing exclusion of a proposal requesting a report on sustainability where the company had already prepared annual sustainability reports). The Staff has similarly permitted the exclusion of shareholder proposals specifically requesting reports on a company's political contributions where such companies already disclosed information sought by the proposal. *General Electric Company* (February 24, 2011) and *Exelon Corporation* (February 26, 2010).

The essential objective of the Proposal is to cause the Company to disclose its lobbying activities in an annual report that is reviewed by the Company's Audit Committee and publicly disclosed to shareholders. The Company already discloses comprehensive information regarding its participation in the political process and its political contributions and lobbying expenses on its website (see http://www.dominioncsr.com/aboutus/public_policy.php and https://www.dom.com/investors/corporate-governance/political-contributions.jsp). However, notwithstanding this, in connection with its review of the Proposal, the Company has reevaluated its current disclosure practices with respect to its lobbying activities and has supplemented its current Political Contributions disclosure on its website at https://www.dom.com/investors/corporate-governance/political-contributions.jsp with an additional section entitled "Lobbying" (the "New Disclosures"). The New Disclosures, combined with the disclosures previously available on the Company's website (together, the "Website Disclosures"), substantially implement the Proposal because they compare favorably with, and satisfy the essential objectives of, the Proposal's request for the Company to disclose its lobbying activities in an annual report.

To demonstrate how the Proposal has been substantially implemented, set forth below is an analysis of how the Website Disclosures address each element with respect to which the Proposal calls for disclosure (with the Proposal's text in italics).

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

The Company's policy and procedures governing lobbying are set forth in the Website Disclosures in the paragraphs under the heading entitled "Lobbying." As described in the Website Disclosures, the Company's general policy is to actively participate in the political process to help "shape policies that advance the Company's business strategies and goals, promote effective public and government relations, and serve the interests of key stakeholder groups." The Website Disclosures further describe how the Company has engaged registered lobbyists to support its legislative and regulatory activities, and has carefully selected such lobbyists. The Website Disclosures disclose that any such lobbyists are engaged only with the approval of the Company's senior governmental affairs officer (at the appropriate entity level).

The Company's management provides regular updates on the Company's lobbying activities to the chief executive officer or president of the applicable Company subsidiary, and from time to time, management discusses the Company's lobbying activities with the Company's Board of Directors (the "Board") as part of its oversight responsibilities. Additionally, the Company's Audit Committee, which is comprised entirely of independent directors, annually reviews the Company's political contributions policy and political expenditures, including corporate payments to trade associations. Therefore, as a result of the foregoing, the Company believes that it has already substantially implemented this element of the Proposal because it already discloses its policies and procedures governing lobbying activities.

2. Payments by Dominion used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

The Website Disclosures already contain two tables which clearly and concisely set forth the Company's political and lobbying spending. The first table indicates the various contributions made by the Company to political organizations subject to Section 527 of the Internal Revenue Code, setting forth with respect to each such contribution made in 2012, the name of the recipient of such contribution and the amount contributed to such recipient. The Website Disclosures also set forth in a separate table the size of the various payments made by the Company to trade associations which are attributable to lobbying expenses of such associations. The table indicates the name of each trade association to which the Company paid dues in 2012 and the amount of such dues that are attributable to lobbying expenses on the part of such associations in 2012. The Website Disclosures also provide disclosure regarding the Company's long-time support of the Virginia Public Access Project, a non-profit, non-partisan organization dedicated to improving transparency and disclosure of funding sources for state elections. Accordingly, because the Company already discloses payments made by it with respect to political and lobbying activity, the Company believes that it has already substantially implemented this element of the Proposal.

3. Dominion's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

As disclosed in the Website Disclosures, the Company works with various trade associations in its government relations activities, which organizations often write and endorse model legislation and which themselves may be subject to lobbyist registration and disclosure reporting obligations. Those associations to which the Company has paid membership dues, or contributed, annual amounts in excess of $50,000, and that inform the Company that a portion of those dues are used for lobbying, are set forth in the tables contained within the Website Disclosures (and described above). Although the Company has not taken the exact action requested by the Proponent in regard to this element, under

Rule 14a-8(i)(10), that is not required for the Proposal to be excludable under such rule. All that is necessary is that the essential objectives of the proposal be satisfied. See *Walgreen Co.* (September 26, 2013), *Johnson & Johnson* (February 19, 2008), *Hewlett-Packard Company* (December 11, 2007), *Anheuser-Busch Cos., Inc.* (January 17, 2007), and *Bristol-Myers Squibb Co.* (March 9, 2006). In this case, the Proponent is seeking to identify indirect lobbying expenditures by the Company and the Website Disclosures provide this type of information. Therefore, the Company believes that the disclosures it already provides in the Website Disclosures satisfy the essential objectives of this element of the Proposal, leading to the conclusion that the Company has substantially implemented this element of the Proposal.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

As described under item 1 above and in the Website Disclosures, the Company's oversight with respect to its participation in the political process through lobbying and other efforts is undertaken by management and the Board, and in accordance with the Company's general policy of actively participating in the political process to help "shape policies that advance the Company's business strategies and goals, promote effective public and government relations, and serve the interests of key stakeholder groups." The Website Disclosures describe the particular issues that are of concern to the Company, and the positions it takes with respect to such issues. As part of its advocacy regarding such issues, the Company has engaged registered lobbyists. The Company believes it has carefully selected such lobbyists and has confirmed that such lobbyists are engaged only with the approval of the Company's senior governmental affairs officer (at the appropriate entity level). The Company's management provides regular updates on the Company's lobbying activities to the chief executive officer or president of the applicable Company subsidiary, and from time to time, management discusses the Company's lobbying activities with the Board as part of its oversight responsibilities. Additionally, the Company's Audit Committee, which is comprised entirely of independent directors, annually reviews the Company's political contributions policy and political expenditures, including corporate payments to trade associations. Finally, the Company's Code of Ethics and Business Conduct, which is approved by the Board and overseen by the Audit Committee, states the Company's commitment to maintaining and enhancing strong and productive relationships with government officials through lawful participation in the political process.[1] Therefore, because the Company already discloses its decision making processes and oversight activities with respect to its participation in the political process through lobbying, the Company believes that it has already substantially implemented this element of the Proposal.

*****

[1] The Company's Code of Ethics and Business Conduct is available on the Company's website at https://www.dom.com/investors/corporate-governance/code-of-ethics.jsp.

As described above, each element of the proposal is specifically addressed by the disclosures in the Website Disclosures, which are publicly available. When a company's policies, practices, and procedures compare favorably with an issue addressed in a shareholder proposal, as the Company's current disclosures do here, the company may exclude the shareholder proposal as substantially implemented under Rule 14a-8(i)(10). As such, the Staff has previously concurred with the exclusion of proposals where the company had already addressed each element requested in the proposal. See e.g., *General Electric Company* (February 24, 2011) and *Alcoa Inc.* (February 2, 2009). Therefore, because the Company has addressed all aspects of the Proposal and has satisfied its essential objective, the Company may exclude the Proposal under Rule 14a-8(i)(10).

We recognize that the Staff has not always concurred with requests seeking exclusion of shareholder proposals that would require reports of political contributions and expenditures on the grounds that such proposals have been substantially implemented. However, the grounds for exclusion under Rule 14a-8(i)(10) are necessarily company-specific and, even for the same company, may change from year to year depending on the company's actions. The Company's practices described in this letter are distinguishable from those situations in which the Staff has not agreed with companies seeking exclusion. Moreover, although each goal sought by the Proposal has not been implemented in full or exactly as presented by the Proponent, as discussed above, the Proposal need only be "substantially implemented" to be excludable under Rule 14a-8(i)(10). Put another way, where the particular policies, practices, and procedures of a company "compare favorably with the guidelines of the proposal" (*Vector Group Ltd.* (February 26, 2013)), as the Company's do here with respect to the Proponent's primary goal of causing the Company to disclose its lobbying activities in an annual report, then the proposal may be excluded on the grounds that it has been substantially implemented. In a similar situation, the Staff previously concurred with the exclusion of a similar proposal to the Proposal because the company had recently revised its disclosures on its legislative and regulatory public advocacy activities to include a report that addressed each element of the proposal (*General Electric Company* (February 24, 2011). Accordingly, because the Company has substantially implemented each element of the Proposal, the Company may properly exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10).

CONCLUSION

For the reasons stated above, we believe that the Proposal may be properly excluded from the Proxy Materials. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact me at (804) 775-1054 or at jsellers@mcguirewoods.com or my colleague, David S. Wolpa, at (704) 343-2185 or at dwolpa@mcguirewoods.com.

Sincerely,

Jane Whitt Sellers

Jane Whitt Sellers

Enclosures

cc: Russell J. Singer, Senior Counsel
Karen W. Doggett, Director – Governance and Executive Compensation
Patrick Doherty, Office of the State Comptroller of the State of New York, Trustee of the New York State Common Retirement Fund

Exhibit A
Correspondence

Dominion Resources

State of New York
OFFICE OF THE STATE COMPTROLLER

Patrick Doherty
Director - Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4823
Fax- (212) 681-4468

To: CARTER REID, CORPORATE SECRETARY

Phone Number: (804) 819-2000

Fax Number: (804) 819-2232

Date: 11/13/2013

Pages to follow: 3

Message:


RECEIVED
NOV 13 2013
By



THOMAS P. DiNAPOLI
STATE COMPTROLLER

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

November 13, 2013

Carter Reid
Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street,
Richmond, Virginia 23219

Dear Ms. Reid:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Dominion Resources, Inc. of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of Dominion Resources, Inc. shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 and/or pdoherty@osc.state.ny.us should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

Whereas, corporate lobbying exposes our company to risks that could adversely affect Dominion's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether Dominion's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Dominion Resources ("Dominion") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Dominion used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Dominion's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Dominion is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Dominion's website.

Supporting Statement

Dominion discloses portions of trade association payments used for lobbying on its website but also states the disclosure does "not include amounts for which the trade association directly pays tax on the portion that is not deductible." Shareholders have no way to know if Dominion is making additional payments that are used to lobby but not disclosed. Dominion lists membership in the Chamber of Commerce, which is characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012), having spent more than $1 billion on lobbying since 1998.

Dominion spent approximately $3.54 million in 2011 and 2012 on direct federal lobbying activities (opensecrets.org). These figures do not include state lobbying expenditures, where Dominion has drawn attention for its lobbying ("HB 129, the Solar Bill, Killed by Virginia's utilities," *The Examiner*, March 2, 2012). Dominion does not disclose membership in or contributions to tax-exempt organizations that write and endorse model legislation, such as Dominion's service on the Energy, Environment and Agriculture Task Force of the American Legislative Exchange Council (ALEC). At least 50 companies, including Entergy and EnergySolutions, have publicly left ALEC because their business objectives and values did not align with ALEC's activities.

State of New York
OFFICE OF THE STATE COMPTROLLER

Patrick Doherty
Director - Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4823
Fax- (212) 681-4468

To: Ms. Carter Reid, Corporate Secretary

Phone Number: (804) 819-2000

Fax Number: (804) 819-2232

Date: 11/18/2013

Pages to follow: 2

Message: Proof of ownership for NYSCRF's Shareholder proposal

J.P.Morgan

Daniel F. Murphy

Vice President
Client Service
CIB Client Service Americas

November 15, 2013

Carter Reid
Dominion Resources, Inc
Corporate Secretary
120 Tredegar Street
Richmond, Virginia 23219

Dear Mr. Reid:

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of Dominion Resources Inc continuously for at least one year as of November 13, 2013.

Please note, that J.P. Morgan Chase, as custodian, for the New York State Common Retirement Fund, held a total of 2,017,937 shares of common stock as of November 13, 2013 and continues to hold shares in the company. The value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,

Daniel F Murphy

cc: Gianna McCarthy – NYSCRF
Eric Shostal - NYSCRF